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                                                                      EXHIBIT 12


   Pro Forma Computation of Ratio of Earnings to Combined Fixed Charges and
                     Preferred Stock Dividend Requirements
               Giving Effect to the Acquisition Discussed Herein

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                                                                   Nine Months Ended           Year Ended
                                                                   September 30, 2000       December 31, 1999
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                                                                               (Thousands of Dollars)
Fixed Charges, as defined
     Interest on long-term debt                                              $ 67,670                $ 56,722
     Other interest                                                            15,634                  18,993
     Amortization of debt discount and expense                                  2,345                   1,960
     Interest on lease agreements                                               3,777                   6,186
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          Total Fixed Charges                                                  89,426                  83,861
Preferred dividend requirements                                                44,879                  59,971
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Total fixed charges and
     preferred dividend requirements                                         $134,305                $143,832
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Earnings before income taxes and income from equity investees                 169,885                 169,647
Total fixed charges                                                            89,426                  83,861
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Earnings available for combined fixed charges and
     preferred dividend requirements                                         $259,311                $253,508
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Ratio of earnings to combined fixed charges and
     preferred dividend requirements                                            1.93x                   1.76x
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For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consist of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income from equity investees.  "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.  "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.